UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 OR l5d-16

Of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2005

Commission File Number: 333-114220

    Grand Toys International Limited

(Translation of registrant’s name into English)

Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F.

Form 20-F [ X ]

Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10 l(b)(l): ____

Note: Regulation S-T Rule 101 (b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10l(b)(7): ____

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]    No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grand Toys International Limited

(Registrant)

Date

May 16, 2005

By

/s/ Henry Hai Lin Hu,

Chairman

      (Signature) *

GRAND TOYS INTERNATIONAL LIMITED

Index to Quarterly Report on Form 6-K
Filed with the Securities and Exchange Commission
Period ended March 31, 2005

ITEMS IN FORM 6-K	PAGE

Part I – Financial Information Item 1. Consolidated Financial Statements:

Consolidated Balance Sheets At March 31, 2005 (unaudited) and December 31, 2004
Consolidated Statements of Operations (unaudited) For The Three Month Period ended March 31, 2005 and 2004
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (unaudited) For the Three Month Period ended March 31, 2005
Consolidated Statements of Cash Flows (unaudited) For The Three Month Period ended March 31, 2005 and 2004

Notes to unaudited Consolidated Financial Statements

Item 2. Management’s Discussion and Analysis
Item 3. Quantitative and Qualitative Disclosures About Market Risk

Part II - Other Information

Item 1. Legal proceedings
Item 2. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities
Item 4. Submission of Matters to a vote of Security Holders

Signature

GRAND TOYS INTERNATIONAL LIMITED

Part I. – Financial Information

Item 1.  Consolidated Financial Statements

Consolidated Balance Sheets

	March 31,	December 31,
	2005	2004
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$3,531,789	$5,885,307
Accounts receivable (net of allowance for
doubtful accounts of $981,297; 2004 - $696,362)	7,275,095	3,731,759
Inventory	6,444,096	2,022,270
Due from related companies (note 14)	7,069,184	5,058,938
Prepaid royalties	2,299,639	2,243,289
Other prepaid expenses and current assets (note 3)	1,330,413	1,514,786
Total current assets	27,950,216	20,456,349

Fixed assets, net (note 4)	2,380,585	2,251,824

Goodwill	17,364,448	14,736,315

Intangibles, net (note 5)	9,090,912	6,627,184

Total assets	$56,786,161	$44,071,672

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Balance Sheets

	March 31,	December 31,
	2005	2004
	(unaudited)

Liabilities and Shareholders' Equity

Current liabilities:
Bank indebtedness (note 6)	$2,789,861	$786,042
Trade accounts payable	2,066,998	2,247,778
Accrued payroll and related costs	327,676	445,323
Other accounts payable and accrued liabilities	2,945,778	1,727,818
Due to related parties (note 14)	2,923,286	2,117,835
Income taxes payable	144,447	95,517
Total current liabilities	11,198,046	7,420,313

Deferred tax	1,336,192	1,381,167

Shareholders' equity:
Capital stock (note 7):	2,102,394	2,026,346
Voting ordinary shares, $0.13 par value
100,000,000 ordinary shares authorized
16,172,262 ordinary shares issued and outstanding
(2004 – 15,587,282)
Additional paid-in capital	38,128,403	26,632,088
Retained earnings	3,803,396	6,344,586
Accumulated other comprehensive income-
cumulative currency translation adjustment	217,730	267,172
Total shareholders’ equity	44,251,923	35,270,192

Commitments and contingencies (notes 12 and 13)

Total liabilities and shareholders' equity	$56,786,161	$44,071,672

See accompanying notes to unaudited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Operations

	For the three months ended March 31,
	2005	2004
Net sales	$6,848,839	$6,630,876
Cost of goods sold	4,559,101	5,052,389
Gross profit	2,289,738	1,578,487

Other operating income	(184,495)	(189,621)

Operating costs and expenses:
General and administrative	2,803,014	549,861
Selling & distribution expenses	734,467	89,828
Depreciation and amortization	389,222	107,973
Total operating costs and expenses	3,926,703	747,662

Operating (loss) income:	(1,452,470)	1,020,446

Non-operating expense (income):
Interest expense	109,028	2,324
Interest revenue	(17,265)	(160)
Total non-operating expense	91,763	2,164

(Loss) earnings before income taxes	(1,544,233)	1,018,282

Income taxes:
Current	49,892	185,146
Deferred	(44,361)	(8,531)
Total income taxes	5,531	176,615

Net (loss) earnings from continuing operations	(1,549,764)	841,667
Deemed dividend on preference shares	(991,426)	-

(Loss) earnings available to ADS holders	$(2,541,190)	$841,667

(Loss) earnings per ADS (note 9):

Weighted average ADS outstanding:
Basic	15,789,817	10,000,000
Diluted	16,734,845	10,000,000
Net (loss) earnings available to ADS holders:
Basic	$(0.16)	$0.08
Diluted	N/A	N/A

See accompanying notes to unaudited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

				Accumulated
		Additional		other
	Capital	Paid in	Retained	comprehensive
	Stock	Capital	Earnings	income	Total
January 1, 2005	$2,026,346	$26,632,088	$6,344,586	$267,172	$35,270,192

Net loss for the period			(1,549,764)		(1,549,764)
Foreign currency adjustment				(49,442)	(49,442)
Total comprehensive income			(1,549,764)	(49,442)	(1,599,206)

IPI Acquisition (note 16)	75,755	10,503,687			10,579,442

Deemed dividend on preference
shares (note 16)		991,426	(991,426)		-

ADSs exercise	293	1,925			2,218

Compensation expense		(723)			(723)

March 31, 2005	$2,102,394	$38,128,403	$3,803,396	$217,730	$44,251,923

See accompanying notes to unaudited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Cash Flows

For the three months ended March 31
	2005	2004

Cash flows from operating activities:
Net (loss) earnings from operations	$(1,549,764)	$841,667
Adjustments for:
Depreciation and amortization – General and administrative	389,222	107,973
Depreciation and amortization – Cost of goods sold	19,387	9,804
Income taxes	49,892	185,146
Deferred income taxes	(44,361)	(8,531)
Loss on disposal of fixed assets	54,845	-
Compensation income	(723)	-
Net change in non-cash operating working capital
items (note 10)	(923,909)	(379,962)
Net cash (used for) provided by operating activities	(2,005,411)	756,097

Cash flows from investing activities:
Acquisition expenses, net of cash received	(143,910)	-
Increase in intangibles	(700)	-
Additions to equipment and leasehold improvements	(103,956)	(11,237)
Net cash used for investing activities	(248,566)	(11,237)

Cash flows from financing activities:
Decrease in bank indebtedness	(90,543)	(274,795)
Proceeds from ADSs exercise	2,218	-
Other	(11,216)	(11,741)
Net cash used for financing activities from continuing operations	(99,541)	(286,536)

Net (decrease) increase in cash and cash equivalents	(2,353,518)	458,324
Cash and cash equivalents, beginning of period	5,885,307	1,921,710
Cash and cash equivalents, end of period	$3,531,789	$2,380,034

See accompanying notes to unaudited consolidated financial statements.

Supplemental disclosure of cash flow information (note 11)

GRAND TOYS INTERNATIONAL LIMITED

Notes to audited Consolidated Financial Statements

Grand Toys International Limited (the “Company”), a Nasdaq SmallCap listed company, is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. The Company’s main subsidiaries are Playwell International Limited (“Playwell”), which is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China, and Grand Toys International, Inc. (“Grand US”), which is organized under the laws of Nevada, United States of America (“US”).  The Company, through its Hong Kong, US and Canadian operating subsidiaries, develops and supervises the outsourced manufacturing of toy and toy related products, and distributes them throughout the world.  The Company was formerly a subsidiary of Grand US.  It became the parent of Grand US on August 16, 2004, pursuant to a reorganization merger.  Immediately after the reorganization merger, the Company acquired Playwell.

On August 16, 2004, the Company purchased the shares of Playwell.  For accounting purposes, the acquisition has been accounted for as a reverse acquisition, in which Playwell is determined to be the acquirer.  Accordingly, the historical financial statements presented herein are those of Playwell.  The Company’s results for the period January 1, 2005 to March 31, 2005 represent the consolidated results of the Company, Playwell and Grand US.

On March 1, 2005, the Company acquired International Playthings Inc. (“IPI”), a New Jersey, US toy distributor.  The operating results for IPI are included in the consolidated results of the Company as of March 1, 2005.   The March 31, 2005 Balance Sheet reflects the impending issuance of 2,000,000 series A convertible preference shares to pay the cash portion of the acquisition price, which share issuance occurred on April 15, 2005, see note 16.

1.

Significant accounting policies:

a)

Principles of consolidation:

These consolidated financial statements, presented in US dollars and in accordance with accounting principles generally accepted in the United States, include the accounts of the Company and its subsidiaries.  All significant intercompany balances and transactions have been eliminated.

b)

Revenue recognition:

Sales are recognized at the time of transfer of ownership, which is generally upon the shipment of products.  The Company estimates liabilities and records provisions for customer allowances as a reduction of revenue when such revenue is recognized.

Net sales include gross revenues, freight charged to customers and FOB commissions, net of allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowances, markdowns, freight and warehouse allowances.

Cooperative advertising expense for the periods ended March 31, 2005 and 2004 were $65,046 and $nil, respectively, and are shown as a reduction of revenues in the financial statements.

Slotting fees are recorded as a deduction of gross sales. These fees are determined annually on a customer by customer basis.

c)

Cost of goods sold:

Cost of goods sold includes cost of merchandise, royalties, duties, brokerage fees, inbound freight, packaging, product development, provision on slow-moving inventory and mould amortization.

d)

General and administrative costs:

General and administrative costs include rent, insurance costs, administrative salaries and related costs, travel and entertainment, utilities, courier, repairs and maintenance, communications expenses, office supplies, professional fees, dues and memberships, bank charges and property taxes.

e)

Selling and distribution expenses:

Selling and distribution expenses include sales salaries and fringe benefits, sales commissions, advertising and promotion and outbound shipping and handling costs.

For the periods ended March 31, 2005 and 2004, freight out was $133,161 and $35,389, respectively.

Media advertising expense for the periods ended March 31, 2005 and 2004 were $54,330 and $4,235, respectively.

f)

Earnings per American depositary share (“ADS”):

In accordance with Financial Accounting Standards Board Statement (“SFAS”) No. 128, the weighted average shares outstanding, for purposes of presenting comparative earnings per ADS, is retroactively restated to January 1, 2004 in order to reflect the recapitalization that occurred on August 16, 2004.  Each ADS represents beneficial ownership interest in one ordinary share of the Company.

i)

Basic earnings per ADS are determined by dividing the weighted average number of ADSs outstanding during the period into net earnings attributable to ADS holders.

ii)

Diluted earnings per ADS give effect to all potentially dilutive ADSs that exist at the balance sheet date.

g)

Trade receivables:

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable.  The Company determines the allowance based on historical write-off experience.  The Company reviews its allowance for doubtful accounts monthly.  Past due balances over 90 days and over a specified amount are reviewed individually for collectibility.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The Company does not have any off-balance sheet credit exposure related to its customers.

h)

Inventory:

Inventory, consisting of raw materials, work-in-process and finished goods, is valued at the lower of cost, determined by the first in, first out method or net realizable value.  The only significant class of inventory is finished goods.

i)

Prepaid expenses:

Prepaid expenses primarily include insurance, advances on inventory purchases, current portion of royalties and real estate taxes.  Insurance costs are written off over the term of the respective policies.

Prepaid royalties relate to licensing agreements for properties licensed from third parties, including character licenses.  Some of these contracts extend for up to eight years.  Total expense for the periods ended March 31, 2005 and 2004 was $186,088 and $47,218, respectively.  For the periods ended March 31, 2005 and 2004, in the statements of operations, $124,161 and $47,218, respectively, is shown as part of cost of goods sold and $61,927 and $nil, respectively, is shown as part of general and administrative expenses.  The amounts expected to be recognized in the statement of operations during the remainder of 2005 and the fiscal years ending December 31, 2006, 2007, 2008 and 2009 are $997,924, $496,171, $406,516, $199,512 and $199,516, respectively.

Prepaid property taxes are amortized on a straight-line basis over the period to which they relate.  The amount expected to be recognized in the statement of operations during 2005 is $26,028

j)

Fixed assets:

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. If an item is discontinued, the unamortized portion is written off immediately.  During the three months ended March 31, 2005, approximately $54,845 of unamortized moulds for discontinued products were written off.  The estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

Leasehold improvements	3 - 10
Plant & machinery	10
Furniture, fixtures and equipment	3 – 5
Moulds and loose tools	2 - 10

k)

Goodwill:

Goodwill represents the excess of costs over fair value of assets of businesses acquired.  The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets.  Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.  SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets.

l)

Intangibles:

Intangibles are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

License	8
Distribution network	10
Customer relationship	10
Trade name	Indefinite
Trademark	6-7
Other acquired rights	1-4

m)

Impairment of long-lived assets:

The Company evaluates the recoverability of long-lived assets with finite lives in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS No. 144 requires long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired.   An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

n)

Incomes taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Deferred tax assets are evaluated and, if realization is not considered to be “more likely than not”, a valuation allowance is provided.

o)

Foreign currency translation:

i)

Grand Toys Ltd., an indirect wholly-owned Canadian subsidiary of the Company, uses the Canadian dollar as its functional currency.  The operating subsidiaries of Playwell use the Hong Kong dollar as their functional currency. IPI, an indirect wholly-owned U.S. subsidiary of the Company uses the U.S. dollar as its functional currency.  Financial statements of the self-sustaining foreign operations are translated into US dollars using the exchange rate prevailing at the balance sheet date for assets and liabilities and the average exchange rate for the period for revenues, expenses and cash flows.  The resulting currency translation adjustments are accumulated and reported in other comprehensive income.

ii)

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the balance sheet date.  Revenues and expenses denominated in foreign currencies are translated at the rate of exchange prevailing at the transaction dates.  All exchange gains and losses are included in income.

p)

Employee stock option plan:

The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees.  As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.  SFAS No. 123, Accounting for Stock-Based Compensation, allows entities to continue to apply the provisions of APB Opinion No. 25 and requires pro-forma net earnings and pro-forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

The disclosure under SFAS No. 123 (as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure) are as follows:

For the three months ended March 31,
	2005		2004

Net (loss) earnings, as reported	$(2,541,190)		$841,667
Add compensation income cost resulting from:
Application of variable accounting to modified awards under APB Opinion No. 25	(723)		N/A
Application of fair value method under SFAS 123	(59,670)		N/A
Pro forma net earnings	$(2,601,583)		N/A
Reported net earnings available to ADS holders:
Basic	$(0.16)		$0.08
Diluted	N/A		N/A
Pro forma net earnings per ADS holders
Basic	$(0.16)	$	N/A
Diluted	N/A		N/A

q)

Comprehensive income:

Comprehensive income consists of net income and cumulative currency translation adjustments and is presented in the consolidated statements of shareholders’ equity and comprehensive income.

r)

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods.  Significant items subject to such estimates and assumptions include the carrying amount of goodwill, fixed assets, intangibles, valuation allowances for receivables, inventories and reserves for warranties and product returns.  Actual returns may differ from such estimates.  Differences from those estimates are recorded in the period they become known.

s)

Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

t)

Recent Accounting Pronouncements:

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment.  This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25.  This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions.  Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.  If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.  This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.  In accordance with the standard, the Company will adopt SFAS No. 123R effective July 1, 2005.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach.  Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption.  Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required.  Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123.  Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted.  The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested.  The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in (p) above pursuant to the disclosure requirements of SFAS No. 148.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29.  SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-Monetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 .  Early application of the SFAS No. 153 is permitted. The provisions of this Statement shall be applied prospectively.  In accordance with the standard, the Company will adopt SFAS No. 153 effective July 1, 2005.

2.

Segment information:

(a) Starting in the third quarter of 2004, the Company reports results of operation under two segments: Manufacturing and Distribution. This is how the Company manages its business and how it classifies its operations for planning and measuring performance.

The manufacturing segment consists of mould manufacturing for the affiliated companies and third parties. The distribution segment develops, produces for sale to both related parties and third parties, and distributes third parties products.

For the three months ended March 31,
	2005	2004
Net sales:
Distribution	$6,220,352	$5,996,940
Manufacturing	733,754	691,231
Elimination of inter-segment sales	(105,267)	(57,295)
Total net sales	$6,848,839	$6,630,876
Operating (loss) income:
Distribution	$(593,660)	$1,002,879
Manufacturing	322,084	17,567
Unallocated Corporate	(1,180,894)	-
Total operating (loss) income	$(1,452,470)	$1,020,446
Depreciation and amortization:
Distribution	$389,222	$107,973
Manufacturing (in Cost of goods sold)	19,387	9,804
Unallocated Corporate	-	-
Total depreciation and amortization	$408,609	$117,777
Interest income:
Distribution	$6,621	$160
Manufacturing	-	-
Unallocated Corporate	10,644	-
Total interest income	$17,265	$160

For the three months ended March 31,
	2005	2004
Interest expense:
Distribution	$11,251	$2,324
Manufacturing	-	-
Unallocated Corporate	97,777	-
Total interest expense	$109,028	$2,324
Income taxes, net:
Distribution	$(35,267)	$(173,541)
Manufacturing	40,798	(3,074)
Unallocated Corporate	-	-
Total income taxes, net	$5,531	$(176,615)
Net (loss) earnings from operations:
Distribution	$(564,575)	$827,175
Manufacturing	282,838	14,492
Unallocated Corporate	(1,268,027)	-
Total net (loss) earnings from operations	$(1,549,764)	$841,667
Additions to long-lived assets:
Distribution	$3,059,184	$4,757
Manufacturing	6,214	6,480
Unallocated Corporate
Total additions to long-lived assets	$3,065,398	$11,237

Bad debt expense:
Distribution	$27,222	$-
Manufacturing	-	-
Unallocated Corporate	-	-
Total bad debt expense	$27,222	$-

	March 31,	December 31,
	2005	2004
Assets:
Distribution	$41,118,529	$36,393,939
Manufacturing	4,185,780	3,901,081
Unallocated Corporate	11,481,852	3,776,652
Total assets	$56,786,161	$44,071,672

Goodwill acquired as a result of the IPI acquisition on March 1, 2005 has been allocated to the Distribution segment of the Company.

(b) Geographical information:

Net sales by geographic areas attributable to countries based on the ultimate location of where the products were shipped, are as follows:

For the three months ended March 31,
	2005	2004
US	$2,239,815	$190,493
Asia	838,928	5,368,993
Europe	1,467,411	1,009,175
Canada	2,107,520	41,177
Africa	-	2,832
Other	195,165	18,206
Total net sales	$6,848,839	$6,630,876

(c) Long-lived assets principally include fixed assets and intangibles, based on their location are as follows:

	March 31,	December 31,
	2005	2004
US	$5,608,168	$2,771,454
Canada	3,683,171	3,808,332
Hong Kong	2,179,542	2,299,222

Total long-lived assets	$11,471,497	$8,879,008

d) Revenue from external customers by product category are summarized as follows:

For the three months ended March 31,
	2005	2004

OEM	$1,046,179	$5,105,700
Playwell plastic	477,407	786,018
Distributed lines	3,684,295	-
Playwell wood	180,477	105,222
Proprietary lines	641,983	-
Other	818,498	633,936
Total net revenue	$6,848,839	$6,630,876

(e) Customer and vendor concentration:

	2005	%	2004	%
Customer A	$429,000	6.26	$4,758,000	71.76
B	340,000	4.97	245,000	3.7
C	295,000	4.31	191,000	2.88
All others	5,784,839	84.46	1,436,876	21.66
Total net sales	$6,848,839	100	6,630,876	100

Sales of toys purchased from the Company's two largest suppliers of toys in aggregate accounted for 25% and 67% of gross sales for the three months ended March 31, 2005 and 2004, respectively.

3.

Other prepaid expenses and current assets:

	March 31, 2005	December 31, 2004
Prepaid inventory	$2,920	$171,266
Insurance	348,814	477,569
Other current assets	544,011	598,843
Other prepaid expenses	434,668	267,108
Total other prepaid expenses and current assets	$1,330,413	$1,514,786

4.

Fixed assets:

	March 31, 2005		December 31, 2004
	Cost	Accumulated Depreciation	Cost	Accumulated depreciation
Leasehold improvements	$380,273	$318,818	$349,540	$315,489
Plant & machinery	663,518	287,816	548,901	270,814
Furniture, fixtures &
equipment	607,927	306,446	511,877	273,690
Mould & loose tools	2,180,082	538,135	2,178,814	477,315
Total fixed assets	$3,831,800	$1,451,215	$3,589,132	$1,337,308

Net book value		$2,380,585		$2,251,824

Depreciation of $19,387 and $9,804 has been charged to cost of goods sold for the three months ended March 31, 2005 and 2004, respectively.

5.

Intangibles:

	March 31, 2005		December 31, 2004
	Cost	Accumulated Amortization	Cost	Accumulated amortization
License	$2,546,673	$176,595	$2,545,974	$97,288
Distribution network	2,790,000	120,208	1,790,000	67,125
Customer relationship	1,311,000	54,854	811,000	30,412
Trade name	1,707,834	-	786,000	-
Trademark	1,246,173	714,496	1,246,173	664,169
Other acquired rights	672,000	116,615	372,000	64,969

Total intangibles	$10,273,680	$1,182,768	$7,551,147	$923,963

Net book value		$9,090,912		$6,627,184

Amortization expense for the three months ended March 31 2005 and 2004 was $256,811 and $48,372, respectively.  Based on current balances and estimated useful lives, the Company expects amortization expense to be $855,313, $1,086,917, $1,086,917, $755,668 and $697,600 in the remainder of 2005 and the fiscal years ended 2006, 2007, 2008 and 2009, respectively.  This would be calculated using the current balances for intangibles and the useful lives for each classification within the intangibles group.

6.

Bank indebtedness:

The Company’s indirect wholly-owned US subsidiary, IPI, maintains a $10.0 million revolving credit facility agreement with Citibank, expiring June 30, 2006.  The interest rate on the revolving loan payable is LIBOR + 175 basis points or prime – ½%, at the Company’s election.  The loan is collateralized by all of IPI’s assets and there are covenants and cross defaults attached to the facility.  Borrowing is limited based on a borrowing base formula consisting of eligible receivables and inventory.  As of March 31, 2005, the amount outstanding is $2.4 million.

The Company’s indirect wholly-owned Canadian subsidiary, Grand Toys Ltd., has a line of credit to finance its inventory and accounts receivable for advances of up to $2,894,000 (CA$3,500,000). The receivable line has a discount fee of 2.0% of invoice amount purchased and the inventory line bears interest at Canadian prime plus 7.5%. The line of credit is for a period of one year and is renewed automatically, unless prior notice is given by either the lender or Grand Toys Ltd.

The line of credit is secured by a lien on the assets of Grand Toys Ltd.  There are no debt covenants or cross-default provisions.

As of March 31, 2005, Grand Toys Ltd. had approximately $2,681,053 (December 31, 2004 - $2,560,000)  of credit available under this facility, subject to the existence of eligible inventory and accounts receivable.   At March 31, 2005, Grand Toys Ltd. had bank indebtedness of $212,465 (December 31, 2004 - $351,562), which represents receivable advances on $1,115,126 (December 31, 2004 - $1,747,589).

As of March 31, 2005, Playwell had $177,396 (December 31, 2004 - $434,480) of discounted bills.  The amounts are payable by customers’ banks.  The recourse provisions provide that if such banks do not make the required payments, Playwell’s bank would have recourse to Playwell for the full amount.  In the opinion of management, the likelihood of such occurrence is remote.

7.

Capital stock

On November 14, 2003, Grand US and Centralink Investments Limited (“Centralink”), a British Virgin Islands company, entered into a Subscription and Exchange Agreement which was subsequently amended on March 6, 2004, March 31, 2004, May 31, 2004 and July 26, 2004 (as so amended, the “Subscription and Exchange Agreement”) pursuant to which, among other matters:

•

Grand US undertook a corporate reorganization pursuant to which Grand US and its operating subsidiaries became subsidiaries of the Company, with each issued and outstanding share of Common Stock of Grand US being converted into one ADS, evidenced by one American depositary receipt (“ADR”), representing beneficial ownership of one ordinary share of the Company, and each outstanding option and warrant to purchase Grand US’s Common Stock being converted into one option or warrant to purchase the Company’s ADSs representing beneficial ownership of one ordinary share of the Company.

•

The Company acquired from Centralink all of the issued and outstanding capital stock of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs.  Playwell is a holding company which owns four subsidiaries:  Hong Kong Toy Center Limited, a trading company which manufactures products designed by customers and Playwell branded items; Gatelink Mould Engineering Limited, a manufacturer of moulds primarily for related parties; Great Wall Alliance Limited, the holder of Playwell trademarks; and Asian World Enterprises Co. Limited, the holder of licenses for Walt Disney Company and Crayola branded products; and

•

Centralink subscribed for 5,000,000 ADSs for cash and other consideration in a total amount of $11,000,000.

A proxy statement/prospectus concerning these transactions was declared effective by the US Securities and Exchange Commission on July 29, 2004 and on August 13, 2004, at a Special Meeting of Shareholders’. Grand US’s shareholders approved the reorganization merger and the issuance of the 10,000,000 ADSs to Centralink.  The reorganization merger and Playwell acquisition were completed on August 16, 2004.

a)

As of March 31, 2005, there were 16,172,262 ordinary shares of the Company issued and outstanding.  These ordinary shares are traded in the United States on Nasdaq in the form of ADSs, and are evidenced by ADRs.

b)

ADS transactions:

August 2004:

5,580,244 ADSs representing beneficial ownership of 5,580,244 ordinary shares were issued as a result of the reorganization merger of Grand US and the Company.

10,000,000 ADSs representing 10,000,000 ordinary shares were issued to Centralink, of which 5,000,000 were issued in exchange for the shares of Playwell International Limited.

December 2004:

7,038 ADSs representing 7,038 ordinary shares were issued upon exercise of stock options.

January 2005:

2,000 ADSs  representing 2,000 ordinary shares were issued upon exercise of stock options.

March 2005:

250 ADSs  representing 250 ordinary shares were issued upon exercise of stock options.

582,730 ADSs representing beneficial ownership of 582,730 ordinary shares were issued as a result of the Company’s acquisition of IPI.

April 2005:

2,000,000 series A convertible preference shares of HK$1.00 each issued in exchange for an exchangeable note in the original principal amount of $7,675,000 (The “Exchangeable Note”).

52,175 ADS issued in lieu of a cash payment of accrued interest on the Exchangeable Note.

c)

The number of ordinary shares/ADSs is as follows:

January 1, 2004
Playwell , historical	101
Conversion factor	99,010
Ordinary Shares	10,000,000
ADSs issuance on Playwell merger	5,580,244
ADSs exercise	7,038
December 31, 2004	15,587,282
ADSs issuance on IPI acquisition	582,730
ADSs exercise	2,250
March 31, 2005	16,172,262

8.

Stock options and warrants:

Grand US maintained an amended and restated employee stock option plan (the "Old Option Plan") which provided for the issuance of up to 300,000 options to acquire common stock of Grand US.  As part of the reorganization merger, the Company agreed to issue ADSs in satisfaction of Grand US’s obligations to issue shares under the Grand US Option Plan.

On August 13, 2004, the Company adopted the Grand Toys International Limited 2004 Stock Option Plan (the "New Option Plan") which provides for the issuance of up to 1,558,024 ADSs.  In accordance with applicable Hong Kong law and Nasdaq Marketplace Rules, the New Option Plan and any options granted thereunder are subject to shareholder approval.  The Company is submitting the New Option Plan for approval at its 2005 Annual General Meeting. (“AGM”).

Stock options granted under the Old Option Plan and New Option Plan may be incentive stock options under the requirements of the US Internal Revenue Code, or may be non-statutory stock options, which do not meet such requirements.  Options may be granted under the Old Option Plan or the New Option Plan to, in the case of incentive stock options, all employees (including officers) of the Company, or, in the case of non-statutory stock options, all employees (including officers) or non-employee directors of the Company.  Under the Old Option Plan and the New Option Plan, the exercise price of each option granted was equal to the market price of the common stock of Grand US on the grant date and an option’s maximum term is ten years.

The options granted in 2004 were granted outside the Old Option Plan and the New Option Plan, except for options to purchase 46,875 ADSs, which were automatically granted to directors under the New Option Plan.  The New Option Plan that was adopted at the AGM on April 15, 2005.

Changes in options and warrants are as follows:

	Option Plan	Other stock options	Warrants	Total	Weighted-average exercise price per share
January 1, 2005	208,176	1,290,375	412,143	1,910,694	$2.28

Granted	39,000	23,750		62,750	2.67
Exercised	(250)	(2,000)		(2,250)	0.99

Options and warrants
outstanding at
March 31, 2005	246,926	1,312,125	412,143	1,971,194	$2.29

Options and warrants
exercisable at
March 31, 2005	246,926	362,125	412,143	1,021,194	2.06

 The 950,000 unexercisable options will vest over three years from their grant date of August 16, 2004 and September 8, 2004.

The following tables summarize information about options and warrants outstanding and exercisable at March 31, 2005:

	Options and warrants outstanding
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.98	320,801	$1.00	6.32
$2.12 - $3.07	1,636,393	2.43	7.15
$5.62 - $11.00	1,000	7.78	5.32
$16.00 - $87.60	13,000	16.69	3.79

	1,971,194	$2.29	6.99

	Options and warrants exercisable
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.96	320,801	$1.00	6.32
$2.12 - $3.07	686,393	2.27	4.6
$5.62 - $11.00	1,000	7.78	5.32
$16.00 - $87.60	13,000	16.69	3.79

	1,021,194	$2.06	5.13

 The weighted average fair value of options granted in 2005 was $1.58, which is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

For the three months ended March 31, 2005

Weighted average expected life (years)	3

Risk-free interest rate, average of grant dates	3.70%

Volatility factor of expected market price of
Company’s ADSs	83.1%

Dividend rate	-

Pro-forma information regarding net earnings and earnings per ADS is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement (note 1).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect their fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Compensation income of $723 and $nil was recorded for the three months ended March 31, 2005 and 2004, as a result of the application of variable accounting to modified awards.

9.

Earnings per ADS:

For the three months ended March 31, 2005, options and warrants to purchase 1,971,194 ADSs (March 31, 2004 - nil) and the 2,804,600 ADSs tied to the Preference Shares were not included in the diluted earnings per ADS calculation as their effect is anti-dilutive.

10.

Net change in non-cash operating working capital items:

For the three months ended March 31,
	2005	2004
Continuing operations:
Decrease in accounts receivable	$1,019,653	$331,849
(Increase) decrease in receivable from related companies	(2,025,327)	335,266
Increase in inventory	(26,178)	(272,984)
Decrease in other prepaid expenses and current assets	57,906	40,924
(Decrease) increase in trade accounts payable	(550,727)	383,626
Increase (decrease) in payable to related companies	812,703	(1,181,787)
Decrease in other accounts payable and	(211,939)	(16,856)
accrued liabilities
Total net change in non-cash operating working capital items	$(923,909)	$(379,962)

11.

Supplemental disclosure of cash flow information:

For the three months ended March 31,
	2005	2004
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$109,028	$2,324
Income taxes	-	5,007

12.

Commitments:

(a) The Company has entered into long-term leases with minimum annual rental payments for the next five years and thereafter approximately as follows:

2005	$936,639
2006	1,055,218
2007	1,048,858
2008	1,045,858
2009	935,203
Thereafter	656,513

Rent expense for the three months ended March 31, 2005 and 2004 amounted to approximately $180,605 and $26,061, respectively.

The Company’s Canadian subsidiary, Grand Toys Ltd., has entered into a long-term agreement to sub-lease a portion of its warehouse, resulting in a reduction of the minimum annual rental payments presented above of approximately $118,000, $131,000, $135,000 and $80,000 for the years 2005, 2006, 2007 and 2008, respectively.

(b) As at March 31, 2005, the Company has license agreements that include the minimum guarantees of royalties for 2005 through 2012. The amounts are $1,518,945 $3,105,985, $1,764,750, $1,875,000 for 2005 through 2008, respectively, and $2,250,000 annually from 2009 to 2012.

13.

Contingencies:

Grand Toys Ltd. was named in two lawsuits by former sales agents, dated June 12, 2000 and April 15, 2004.  In January 2005, the Company settled the latter claim for $291,181.  The settlement was recorded in the December 31, 2004 results.  In the opinion of management, it is difficult to ascertain or estimate the value of a settlement if any of the remaining claim.

On May 21, 2003, Grand US was named in a lawsuit for an alleged defective product causing personal injury.  Grand US was acting as an agent for the vendor of the alleged defective product.  This case was settled in February 2005 and the settlement is covered by insurance.

The Company believes that the ultimate resolution of the one unresolved claim will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

14.

Related party transactions:

The Company has defined a related party as a company that is owned or controlled by the majority shareholder of the Company.

Name of related party	March 31, 2005	December 31, 2004
a) Amount due from related party:
Playwell Industry Limited	$1,660,060	$497,398
Cornerstone Overseas Investments, Limited	1,319,915	1,293,273
Playwell Toy (China) Ltd.	1,002,616	1,005,687
Sunny Smile International Ltd.	994,501	997,917
Toy Biz Worldwide Limited	1,302,967	551,934
Dongguan Bailiwei Plaything Co. Ltd.	350,091	351,293
Guangzhou Playwell Trading Co. Ltd.	202,382	155,238
Brand Management Ltd.	163,875	164,438
China Retail Management	45,543	3,570
New Adventures Corporation	25,809	31,945
Great Asian Development Inc.	1,269	1,271
Dongguan Playwell Products Co. Ltd.	156	156
Hua Yang Printing Holdings Co. Ltd.	-	3,776
Long Sure Industries Ltd.	-	1,042

Total due from related party	$7,069,184	$5,058,938

b) Amount due to related party:
Zhejiang Playwell Toy Co Ltd.	$1,169,463	$1,008,705
Playwell Industry Ltd.	898,951	380,928
Centralink Investments Limited	303,723	304,765
Directors/Shareholders	155,377	155,911
Hong Kong Toy USA	114,894	115,289
Toy Biz Worldwide Ltd.	280,878	147,341
Grand Toys Ltd.	-	4,896

Total due to related party	$2,923,286	$2,117,835

The amounts are unsecured, interest-free and have no fixed term of repayment or with normal trading terms for the trading balances.

	For the three months ended March 31,
Playwell International Limited	2005		2004
Sales
Toy Biz Worldwide Ltd.	$121,705		$4,477,959
Playwell Industry Ltd.	42,950		225,044
Dongguan Bailiwei Plaything Co Ltd.	-		66,640
	164,655		4,769,643
Purchases
Playwell Industry Ltd.	614,080		3,909,388
Zhejiang Playwell Toy Co., Ltd.	881,502		628,199
	1,495,582		4,537,587
Mould income
Toy Biz Worldwide Ltd.	605,347		252,999
Playwell Industry Ltd.	(34,106)		4,363
	571,241		257,362
Commission income
Playwell Industry Ltd.	-		75,386
			75,386
Royalty income
Guangzhou Playwell Trading Co. Ltd.	47,675		-
	47,675		-
Other income

New Adventures Corporation	25,196		-
Toy Biz Worldwide Ltd.	14,296		27,204
	39,492		27,204
Other expenses
Playwell Industry Ltd.	2,468		21,519
	$2,468		$21,519
	For the three months ended March 31,
Grand US	2005		2004

Purchases
Toy Biz Worldwide Ltd.	$255,452	$	N/A
	255,452		N/A
Commissions
Toy Biz Worldwide Ltd.	721		N/A
	721		N/A
Other income
New Adventures Corporation	8,557		N/A
	8,557		N/A

15.

Financial instruments:

a)

Fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instruments.  These estimates are subjective in nature and often cannot be determined with precision.

The fair value of the Company's financial assets and liabilities approximates their carrying value due to the immediate or short-term maturity of these financial instruments.

b)

Credit risk and economic dependence:

For the three months ended March 31, 2005, approximately 22% (March 31, 2004 – 13%) of the Company’s sales were made to five unrelated companies. Three unrelated customers representing approximately 15% (March 31, 2004 - 10%) of total sales, individually accounted for 4% or more (March 31, 2004 - 3%) of total sales.

The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss.

c)

Interest rate risk:

The Company’s principal exposure to interest rate risk is with respect to its short-term financing which bears interest at floating rates.

16.

Acquisition:

On March 1, 2005, the Company acquired the assets of New Jersey based International Playthings, Inc. (“IPI”), a distributor of a broad range of toys primarily to the consumer specialty markets in the United States and Canada.

Pursuant to the asset purchase agreement, the purchase price was $8,862,000, of which $7,262,000 was paid in cash and $1,600,000 was paid by the delivery of 582,730 ADSs.  In order to finance the cash portion of the purchase price and to provide ongoing working capital for IPI, the Company sold to Centralink an exchangeable note in the principal amount of US$7,675,000 for proceeds of US$7,400,000.  The Exchangeable Note was sold at a US$275,000 discount in order to compensate the ultimate beneficial owner of Centralink, for providing the Sellers of IPI with the option to require Centralink to purchase the Share Consideration after the first anniversary of the closing of the IPI Acquisition. The exchangeable note bears interest at 15% per annum and was exchangeable for 2,000,000 series A convertible preference shares of HK$1.00 each (“Preference Shares”) of the Company when the issuance of the preference shares were approved by the Company’s shareholders at the 2005 AGM on April 15, 2005.

The Preference Shares accrue preferential dividends at a rate of 10.5% per annum and are convertible into an aggregate of 2,804,600 ADSs based upon a current conversion price of $2.7365 per share.  Centralink  has voting rights for the Preference Shares equal to the number of votes that Centralink would have if the Preference Shares were converted into ordinary shares/ADSs.

The March 31, 2005 balance sheet reflects the impending exchange of the exchangeable notes into Preference Shares by reflecting the financing as Additional paid-in Capital in the Shareholders’ equity section.  The beneficial conversion feature relating to the preferential conversion price of the preference shares has been valued at $991,426, based on the difference between the effective conversion price and the market price of the ADSs at the March 1, 2005 issuance date of the Exchangeable Note.  This value is considered to be deemed dividends to the holders of the Preference Shares and reduces earnings available to the ADS holders.

The total amount recorded in additional paid in capital as of March 1, 2005 were as follows:

(Amounts reported in thousands)

Exchangeable note	$7,400
Shares issued to IPI sellers on
acquisition	1,679
Exchangeable note features:
Beneficial conversion feature	991
Fair value of put option	434

Total	$10,504

The following table summarizes the fair value of the assets acquired and liabilities assumed in partial satisfaction of Centralink’s subscription for the Company’s ADS.

(Amounts reported in thousands)

Current assets	$8,973
Long term assets	328
Intangible assets	2,722
Goodwill	2,638
Current liabilities	(3,407)

Net assets acquired	$11,254

The acquired intangible assets consist of:

 (Amounts reported in thousands)

Distribution network	$1,000
Trade name	922
Customer relationship	500
Other acquired rights	300
Total intangible assets	$2,722

The Company engaged Empire Valuations, an independent valuator, to perform a purchase price allocation review of this transaction. Their report has not been finalized for the issuance of this statement.

17.

Pro Forma presentation:

The following unaudited pro forma combined statement of operations gives effect to the business combination of the Company and IPI.  The acquisition, which occurred on March 1, 2005,  is being accounted for under the purchase method of accounting, as required by SFAS No. 141 Business Combinations.  Under this method of accounting, the purchase price has been allocated to the fair value of the net assets acquired, including goodwill.

The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2004 combine the consolidated statements of operations of the Company and IPI as if the acquisition had taken place on January 1, 2004.

The unaudited pro forma combined statement of operations is not necessarily indicative of the actual operating results that would have occurred or the future operating results that will occur as a consequence of such transactions.

The accounting policies used in the preparation of the pro forma combined statement of operations are those disclosed in Note 1 to the audited consolidated financial statements for the year ended December 31, 2004.  The pro forma combined statement of operation for the three months ended March 31, 2004 give effect to the amortization of intangibles.

Pro Forma Combined information
(In thousands, except share and per share data)
	For the three months ended

	March 31, 2005	March 31, 2004

Net sales	$10,346	$14,245
Gross profit	3,950	4,490

Net (loss) earnings from continuing operations	$(1,706)	$468
Net (loss) earnings available to ADS	$(2,697)	$468

Net (loss) earnings per ADS - Continuing:
Basic	$(0.17)	$0.03
Diluted	N/A	0.03

Weighted average number of ADS:
Basic	16,172,262	16,162,974
Diluted	18,976,862	17,210,456

18.

Subsequent event:

•

On March 1, 2005, the Company sold to Centralink the Exchangeable Note in the principal amount of $7,675,000, bearing interest at 15% and exchangeable for 2,000,000 Preference Shares of HK$1.00 each of the Company subject to shareholder approval at the 2005 AGM.  The AGM was held on April 15, 2005 and the Preference Shares were issued on that date.  Also on that date, Centralink was issued 52,175 ADS’s in lieu of a cash payment for the interest due Centralink on the Exchangeable Note.  The Preference Shares accrue preferential dividends at a rate of 10.5% per annum and are convertible into an aggregate of 2,804,600 Grand HK ADS’s based upon a conversion price of $2.7365 per share, the average closing price of Grand HK ADS’s for the 40 consecutive trading days ending on February 28, 2005.   Centralink has voting rights for the Preference Shares equal to the number of votes that Centralink would have if the Preference Shares were converted into ordinary shares/ADSs.

•

On April 15, 2005, the Company held its 2004 annual meeting of stockholders.  At the meeting, the following actions took place:

At the meeting, all matters submitted to the shareholders were overwhelmingly approved, including the following:

1.

The approval of Grand’s consolidated financial statements for the years ended December 31, 2004, December 31, 2003 and December 31, 2002, as audited by Deloitte Touche Tohmatsu with 16,172,262 votes cast in favor and nil against. There were no abstentions;

2.

The shareholders re-elected as directors of Grand of Henry Hai Lin Hu and Elliot L. Bier, and elected as directors of David J. Fremed, Allen S. Perl and Douglas Van.  Messrs. Perl and Van were nominated for election by Centralink.

Director Name	For	Against	Withheld	Abstain

Henry Hai Lin Hu	16,172,112	150	n/a	n/a
Elliot L. Bier	16,172,112	150	n/a	n/a
David J. Fremed	16,172,112	150	n/a	n/a
Allen S. Perl	16,172,112	150	n/a	n/a
Douglas Van	16,172,112	150	n/a	n/a

3.

The ratification of payments and options granted to the directors and an executive officer in 2004 with 16,171,956 votes cast in favor and 306 against. There were no abstentions;

4.

The appointment of Deloitte Touche Tohmatsu as independent public accountants of Grand to audit and report on the consolidated financial statements of Grand for the fiscal year ending 31st December, 2005 with 16,172,262 votes cast in favor and nil against. There were no abstentions;

5.

The approval of the issuance of 2,000,000 series A preference shares of HK$1.00 each to Centralink in exchange for Grand’s exchangeable note in the aggregate principal amount of US$7,675,000 and the issuance of Grand ADSs upon any subsequent conversion of the series A preference shares into Grand ADSs with 16,172,231 votes cast in favor and 31 against. There were no abstentions;

6.

The approval of the issuance of ordinary shares with 16,171,918 votes in favor and 344 against. There were no abstentions;

7.

The approval of amendments to the Articles of Association of the Company eliminating the requirement of a staggered board with 16,172,137 votes in favor and 125 against. There were no abstentions;

8.

The adoption of the Company’s 2004 Stock Option Plan with 16,172,074 votes in favor and 188 against. There were no abstentions; and

9.

The approval to increase the maximum size of the Board of Directors from five to ten persons with 16,172,137 votes in favor and 125 against. There were no abstentions.

Item 2.  Management’s Discussion and Analysis:

The following should be read in conjunction with the unaudited consolidated financial statements included in this Report on Form 6-K, the Company’s Audited Financial Statements for the fiscal year ended December 31, 2004, the Company’s Registration Statement on Form F-4 which was declared effective by the Securities and Exchange Commission on July 29, 2004 (the “Form F-4”) and Playwell International Limited’s audited consolidated financial statements for the fiscal year ended December 31, 2003, which were included in the Company’s Form F-4. Unless the context requires otherwise, references to the Company includes Grand Toys International Limited and its direct and indirect subsidiaries.

Overview

Forward-looking statements.

This Form 6-K contains forward-looking statements about events and circumstances that have not yet occurred.  For example, statements including terms such as the Company "expects" or "anticipates" are forward-looking statements.  Investors should be aware that the Company's actual results may differ materially from the Company's expressed expectations because of risks and uncertainties about the future.  The Company will not necessarily update the information in this Form 6-K if and when any forward-looking statement later turns out to be inaccurate.  Risks and uncertainties that may affect the Company's future results and performance include, but are not limited to, the following: intense competition and pricing pressures in the toy industry; the general consolidation in the toy industry; whether the Company's general strategy with respect to the toy industry and the Company's implementation of that strategy will correctly anticipate key trends in the toy industry; the Company's ability to retain its product lines; the Company's relationships with retailers and other issues with respect to the Company's distribution channels.  Additional information about factors that could affect future results and events is included elsewhere in this Form 6-K, in the Company’s Audited Financial Statements for the fiscal year ended December 31, 2004, in the Company’s Form F-4 and Playwell’s audited consolidated financial statements for the fiscal year ended December 31, 2003.

On November 14, 2003, Grand US and Centralink entered into the Subscription and Exchange Agreement pursuant to which, among other matters:

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Grand US undertook a corporate reorganization pursuant to which Grand US and its operating subsidiaries became subsidiaries of the Company, with each issued and outstanding share of Common Stock of Grand US being converted into one ADSs, evidenced by one ADR, representing beneficial ownership of one ordinary share of the Company, and each outstanding option and warrant to purchase the Grand US’s Common Stock being converted into one option or warrant to purchase the Company’s ADSs representing beneficial ownership of one ordinary share of the Company.

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The Company acquired from Centralink all of the issued and outstanding capital stock of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs.  Playwell is a holding company which owns four subsidiaries:  Hong Kong Toy Center Limited, a trading company which manufactures products designed by customers and Playwell branded items; Gatelink Mould Engineering Limited, a manufacturer of moulds for Playwell; Great Wall Alliance Limited, the holder of Playwell trademarks; and Asian World Enterprises Co. Limited, the holder of licenses for Walt Disney Company and Crayola branded products; and

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Centralink subscribed for 5,000,000 of the Company’s ADSs for cash and other consideration in a total amount of $11,000,000.

For accounting purposes, Playwell is deemed to be the acquirer, therefore the results of Grand US are only included for the period of January 1, 2005 to March 31, 2005, and the 2004 comparative numbers reflect Playwell’s results only.

Net sales include gross revenues, freight charged to clients and FOB commissions, net of allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowance, markdowns, freight and warehouse allowances.

The cost of goods sold for products imported as finished goods includes the cost of the product in the appropriate domestic currency, duty and other taxes, and freight and brokerage charges.  Royalties payable to the Company’s licensor-vendors which are not contingent upon the subsequent sales of the licensor-vendors’ products are included in the price paid for such products

 Major components of selling, general and administrative expenses include: payroll and fringe benefits and advertising expense, which includes the cost of production of television commercials and the cost of air time and royalty expenses.  Royalties include payments by the Company’s subsidiaries to licensors of character properties and to manufacturers of toy products if such payments are contingent upon subsequent sales of the products.  Royalties are usually a percentage of the price at which the product is sold and are payable once a sale is made.

The pricing of the Company’s goods is affected by the price it obtains from its vendors (cost of goods sold) and therefore dictates the selling price the Company can charge its customers. Other factors that influence the Company’s setting of the selling price is the condition of the current market and the nature of the item itself.

From a selling, general and administrative aspect, the pricing will impact selling (commission expense) and general and administrative (advertising expense). In addition, if a lower selling price is set then the related margin on the product will be reduced and therefore the Company will look to rationalize other expenses, i.e. customer term packages.

Accounts receivable are receivables net of an allowance for doubtful accounts.  The allowance is adjusted periodically to reflect the current status of receivables.  Management believes that current reserves for doubtful accounts are adequate.  Sales of products to retailers and distributors are on an irrevocable basis.  Consistent with industry practices, the Company may make exceptions to this policy on a case-by-case negotiated basis.  Inventory is comprised of finished goods at landed cost.

Critical Accounting Policy

Management’s Discussion and Analysis of Financial Condition and Results of Operations discuss the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company’s management evaluates its estimates and judgments, including those related to sales reserve for returns and allowances and inventory obsolescence. The Company’s management bases its estimates and judgments on the customer term agreements, historical experience, retail performance of the products sold and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The Company’s management believes that its critical accounting policies on sales reserves for returns and allowances and inventory obsolescence, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company establishes sales reserves at the time of sale based on the terms indicated in the customer term agreements, historical experience of discounts and returns on related products.  The return of non-defective products occurs infrequently in Canada and the United States, and such returns are usually covered by customer terms agreements, thereby reducing the risk of additional expense. If the defective issue is pervasive to the whole product line, the supplier of the product would be responsible for the excess defective claim over the amount allowed per the term agreement. The financial statement line that would be impacted is net sales as these charges offset gross sales.

Inventory obsolescence is reviewed on a monthly basis. The factors considered include current market prices, the demand for and the seasonality of its products. The Company tailors its purchase of inventory to the rate of sell-through at retail of each item. In addition, the Company does not have purchase commitments to its current vendors. For these reasons, the Company’s management believes that the inventory is fairly stated. If circumstances should change (i.e. unexpected shift in market demand, pricing, trends etc.), there could be a material impact on the net realizable value of inventory that would impact the results of the Company. The financial statement line that would be impacted is cost of goods sold.

These risks are not specific to the Company and are considered normal business risks.

Comparison of the three months ended March 31, 2005 to the three months ended March 31, 2004:

For the Three Months ended March 31,
	2005		2004
	$	%	$	%

Net sales	$6,848,839	100.00	$6,630,876	100.00
Cost of goods sold	4,559,101	66.57	5,052,389	76.19
Gross profit	2,289,738	33.43	1,578,487	23.81

Other operating income	(184,495)	(2.69)	(189,621)	(2.86)

Operating costs and expenses:
General and administrative	2,803,014	40.93	549,861	8.29
Selling and distribution	734,467	10.72	89,828	1.35
Depreciation and amortization	389,222	5.68	107,973	1.63
Total operating costs and expenses	3,926,703	57.33	747,662	11.27

Non-operating expense (income):
Interest expense	109,028	1.59	2,324	0.03
Interest revenue	(17,265)	(0.25)	(160)	-
Total non-operating (income) expense	91,763	1.34	2,164	0.03

(Loss) earnings before income taxes	(1,544,233)	(22.55)	1,018,282	15.37

Net (loss) earnings from continuing operations	$(1,549,764)	(22.63)	$841,667	12.69

Deemed dividend	(991,426)	(14.48)	-	-

Net (loss) earnings applicable to
common stockholders	$(2,541,190)	(37.10)	$841,667	12.69

Comparison of the three months ended March 31, 2005 to the three months ended March 31, 2004:

Net (loss) earnings from continuing operations:

Net loss from continuing operations for the first quarter of 2005 was approximately $1.5 million, as compared to net earnings of $842,000 for the first quarter of 2004.  Gross margins increased from 24% to 33%; increased general and administrative expenses at the corporate group and lower than anticipated first quarter sales for the Canadian operations and IPI contributed to the significant decrease in net earnings from the 2004 period to the 2005 period.

Net sales:

Net sales increased during the first quarter of 2005 by approximately $218,000, or by 3%, to $6,849,000 from $6,631,000 for the first quarter of 2004. The addition of sales from IPI (one month), Grand Canada and Crayola Dough product sales in 2005 offset the declining OEM sales for specific Toy Biz product at the Hong Kong Toy Center division.

The product mix for goods sold by the Company for the 3-months ended March 31, 2005 and 2004 are as follows:

(The amounts in the table below are expressed in thousands

For the Three Months ended March 31,
	2005	2004
US Distribution, net	$2,458	$0
Canadian distribution sales, net	1,868	0
OEM products	924	5,106
Playwell brand products	659	891
Mould income and other related services	940	634
Net sales	$6,849	$6,631

Sales from IPI for US distribution are included from March 1, 2005, the date of the IPI acquisition.  IPI net sales for the month of March 2005 were approximately $2.0 million.  Included in the IPI sales is approximately $38,000 of commission income earned during the period.

The 2005 period includes approximately $1.9 million of Canadian distribution sales from Grand Canada.  Included in the Canadian distribution sales is approximately $73,000 of commissions earned during the period.

OEM product sales decreased 82% from approximately $5.1 million in 2004 to approximately $900,000 in 2005 due to the decrease in demand of specific Toy Biz items, offset by increased OEM sales of wooden toys.

The Playwell brand products are divided into plastic and wooden toys.  The Playwell plastic toy sales decreased 39% from $786,000 in 2004 to $478,000 in 2005 due to no new Playwell plastic toys introduced during the period.  The Playwell wooden toy sales increased 72% from $105,000 in 2004 to $181,000 in 2005.  The increase in Mould income and other related services resulted from an increase in moulds for Toy Biz Worldwide and Hong Kong Toy Center in 2005, as well as licensing revenue from Disney product sales earned in 2005.

Gross profit:

Gross profit for the Company increased during the first quarter of 2005 by $711,000 from $1,578,000 to $2,290,000.  As a percentage of sales, gross profit increased from 24% in the 2004 period to 33% in the 2005 period.  The increased margin is due to the shift in product mix from 2004 to 2005. For the first quarter of 2005, IPI sales contributed a margin of 44%, the Canadian sales contributed a margin of 41%, the Playwell and OEM business maintained a 26% margin and the Crayola Dough sales contributed no margin.

General and administrative expenses:

General and administrative expenses increased by approximately $2.3 million to $2,803,000 in the first quarter of 2005, from $550,000 in the first quarter of 2004.  The Corporate group increased overhead in the latter part of 2004 to handle the increased business and prepare for the acquisitions that are scheduled to be contributed to Grand in 2005 and beyond.  Corporate expenses for the quarter were approximately $1.1 million, consisting primarily of salaries, insurance and professional fees.  Increased expenses related to the Canadian distribution business, IPI and Crayola products which were not included in the 2004 period, accounts for $614,000, $310,000 and $143,000, respectively, of additional costs.

Selling and distribution expenses:

Selling and distribution expenses increased from $90,000 for the quarter ended March 31, 2004 to $734,000 for the quarter ended March 31, 2005. The increase is due to a shift in product mix.  The Playwell product typically requires a very low percentage of selling and distribution costs (1.4% of net revenue in the 2004 and 3.0% in the 2005 period), while the Canadian distributed product generally requires selling and distribution costs that are approximately 10% of net revenues and the IPI sales to specialty stores require selling and distribution costs that are approximately 21% of net revenues.  The addition of the IPI and Canadian distribution business added significant selling and distribution costs into the 2005 period that were not present in the 2004 period.

Depreciation and Amortization:

Depreciation and amortization increased from $108,000 for the quarter ended March 31, 2004 to $389,000 for the quarter ended March 31, 2005.  $108,000 of the increase is due to amortization of the intangibles acquired in the PIL/Grand merger; while $79,000 relates to amortization from the Crayola license and $21,000 relates to amortization of intangibles from the IPI acquisition.  The balance of the increase relates to additional depreciation from the PIL assets and the newly acquired assets from the US (IPI) and Canadian distribution business.

Interest Expense:

The March 2005 quarter includes $98,000 of interest expense relating to the 15% exchangeable notes that were sold to Centralink for the IPI financing on March 1, 2005.  This amount relates to the accrued interest through March 31, 2005.  The interest was satisfied on April 15, 2005 with the issuance of additional ADSs to Centralink.

Liquidity and Capital Resources

The Company generally finances its operations through its cash flow from operations and the existence of two working capital facilities, one for IPI and one for the Company’s indirect Canadian subsidiary, Grand Toys Ltd.

Grand Toys Ltd. has a line of credit with Montcap Financial Inc. to finance its inventory and accounts receivable for advances of up to $2,894,000 (CA$3,500,000). The receivable loan has a discount fee of 2.0% on invoices purchased and the inventory loan bears interest at Canadian prime plus 7.5%. The agreement is for a period of one year and is renewed automatically, unless prior notice is given by either party. On October 14, 2004, Grand Toys Ltd. repaid the inventory borrowings in full, in the amount of $674,065.  As of March 31, 2005, the amount outstanding on the accounts receivable loan is $212K.  The loan is secured by a lien in the principal amount of $3,307,000 (CA$4,000,000) on all present and future assets of the Company and the assignment of insurance.  There are no debt covenants or cross-default provisions.

IPI maintains a $10.0 million revolving credit facility agreement with Citibank, expiring June 30, 2006.  The interest rate on the revolving loan payable is LIBOR + 175 basis points or prime – ½%, at the Company’s election.  The loan is collateralized by all IPI’s assets and there are covenants and cross defaults attached to the facility.  Borrowing is limited based on a borrowing base formula consisting of eligible receivables and inventory.  As of March 31, 2005, the amount outstanding is $2.4 million.

The Company received $8,700,000 cash consideration upon the merger of Playwell and Grand. US On merger, Grand Canada had a cash balance of $ 1,270,408.   Acquisition costs relating to that merger, of approximately $2,500,000 were paid out of these proceeds.

Net accounts receivable at March 31, 2005 were $7,275,095 compared to $3,731,759 at December 31, 2004.  The sales were mainly to mass retailers and specialty stores. Net inventory at March 31, 2005 increased to $6,444,096 from $2,022,270 at December 31, 2004.  The levels of accounts receivable and inventory are higher due to the inclusion of the assets from IPI in the 2005 period.

Working capital increased from $13,036,036 at December 31, 2004 to $16,752,170 at March 31, 2005.  Net cash used for operating activities was $2,005,411 in the first quarter of 2005 compared to net cash provided by operating activities of $756,097 in the first quarter of 2004.  Cash for additions to equipment and leasehold improvements was $103,956 in the quarter ended March 31, 2005 compared to $11,237 for the quarter ended March 31, 2004.

The Company’s accounts receivable level is subject to significant seasonal variations due to the seasonality of sales.  As a result, the Company’s working capital requirements are greatest during its third and fourth quarters.  In addition, to the extent accounts receivable, inventories, guarantees and advance payments increase as a result of growth of the Company’s business, the Company could require additional working capital to fund its operations.

If the funds available to the Company from current cash and cash equivalents are not sufficient to meet the Company’s cash needs, the Company may from time to time seek to raise capital from additional sources, including project-specific financing, additional public or private debt or equity financing.

Based on 2005 forecasts, the current credit facility appears to be sufficient to meet the Company’s financial needs.

The Company believes that in order to achieve its long-term expansion objectives and to enhance its competitive position in the U.S. market, it will need additional financial resources over the next several years.   The precise amount and timing of the Company’s future financing needs cannot be determined at this time and will depend upon a number of factors, including the demand for its products and the management of its working capital.  The Company may not be able to obtain additional financing on acceptable terms or at all.  If the Company is unable to obtain sufficient capital, it could be required to curtail its expansion.

Contractual Obligations

The Company has entered into long-term leases with minimum annual rental payments approximately as follows:

The amounts of the operating lease obligations reflect the lease for the premises and the office equipment.

Contractual Obligations	Less than			More than
	1 year	1 – 3 years	3 –5 years	5 years

Operating lease obligations	$936,639	$3,149,934	$1,591,716	$-

RISK FACTORS

If the Company fails to maintain existing relationships with related companies on which its business and operating results will be highly dependent, the Company’s business and operating results may be adversely affected

The Company will continue to be, very dependent on companies related to Centralink for the manufacturing, marketing and sale of their toy products. This dependency includes the following:

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Playwell historically purchases most of its plastic products from a factory in Dongguan, China operated by Playwell Industry Limited, a subsidiary of Centralink, and most of its wooden products in certain factories in Zhejiang, China operated by Zhejiang Playwell Toy Co., Ltd., an indirect subsidiary controlled by Mr. Cheng Hsieh, also known as Jeff Hsieh, the beneficial owner of approximately 68% of the Company’s ADSs;

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5% and 56% of Playwell's net revenues in the first quarter of 2005 and the year ended 2004 are derived from Toy Biz Worldwide Ltd., an entity controlled by Mr. Hsieh (“Toy Biz”).

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Playwell also accesses, through Playwell Toy "China" Ltd., established retail outlets and multiple sales offices in Mainland China; and

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34% and 70% of Grand US' net sales in the first quarter of 2005 and  the year ended 2004, respectively, were from products sold under license from Toy Biz, a company indirectly controlled by Mr. Hsieh.

If relationships such as those listed above are not maintained, the failure could adversely affect the Company’s business and operating results.

The Company is controlled by a single investor and this control could inhibit potential changes of control which could benefit shareholders

67.65% of our outstanding ADSs are beneficially owned by Centralink Investments Limited (“Centralink”).  The ultimate beneficial owner of Centralink is Mr. Jeff Hsieh.  Accordingly, Mr Hsieh will have the ability to control the outcome of nearly all matters requiring shareholder approval, including the election and removal of our entire board of directors, any merger, consolidation or sale of all or substantially all of our assets, and the ability to control our management and affairs.  This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses.  As a result, the market price of our ADSs could be adversely afftected.

Certain relationships among our management and affiliates create various perceived, potential or actual conflicts of interest which could adversely affect our business or the market  price or liquidity of our ADSs

We will be engaged in business with companies that may be affiliated with members of management and our principal shareholder.  As a result, situations may arise where an interested party would be required to vote on transactions with affiliated companies that could benefit such interested party and negatively impact us, or vice versa. Furthermore, a perceived or actual conflict of interest in our management and/or our affiliates may discourage investors from investing in our ADSs, which may be negatively impact the stock price or liquidity of our ADSs.

The Company may not be able to obtain sufficient funding for Playwell's working capital needs

Historically, Playwell has funded its working capital needs through its cash flow from operations and loans from its affiliates. Therefore, Playwell does not currently have an established line of credit from a financial institution for its working capital needs. In the event that Playwell's cash flow from operations is not sufficient to meet its working capital needs, Playwell could be forced to curtail or delay its business activities.

The Company’s business and operating results are and may continue to be highly dependent on sales of products licensed from Marvel Enterprises, Inc.

A significant portion of the revenues of the Company are, and may continue to be, derived from the manufacture and distribution of toys based on certain Marvel comic and movie characters for Toy Biz. Toy Biz acquired the worldwide right to manufacture and sell toys based on these Marvel comic and movie characters from Marvel Enterprises Inc. through the end of 2006. In the event that Toy Biz is unable to secure the rights to continue to manufacture and sell these Marvel products after 2006, this may have a material adverse effect on the business of the Company.

The Company may be adversely affected by the seasonal aspect of its business

The business of the Company is seasonal and a majority of its sales take place in the third and fourth quarters of their fiscal years.  Therefore, the Company’s annual operating results will depend, in large part, on sales during the relatively brief holiday season from September through December. Further, the impact of seasonality is increasing as large retailers become more efficient in their control of inventory levels through quick response management techniques. Rather than maintaining large on-hand inventories throughout the year to meet consumer demand, these customers are timing reorders so that they are being filled by suppliers closer to the time of purchase by retail customers, which to a large extent occur during September through December. While these techniques reduce a retailer's investment in inventory, they increase pressure on suppliers to the Company to fill orders promptly and shift a significant portion of inventory risk and carrying costs to the supplier. The limited inventory carried by retailers may also reduce or delay retail sales. Additionally, the logistics of supplying more and more products within shorter time periods will increase the risk that the Company may fail to achieve tight and compressed shipping schedules. This seasonal pattern requires significant use of working capital mainly to manufacture inventory during the year, prior to the holiday season, and requires accurate forecasting of demand for products during the holiday season. The Company’s failure to accurately predict and respond to consumer demand could result in its under-producing popular items and overproducing less popular items.

The Company’s attempts to acquire other companies may not prove fruitful or even if successful could have an adverse effect on its liquidity and earnings

The Company currently expects to pursue an acquisition strategy to expand its business and product offerings. This process will likely divert a significant amount of management time and effort. New acquisition discussions will likely distract the Company’s management from its day-to-day operations. Even if the Company does find companies that are worth acquiring, it may be extremely difficult to integrate their operations into its existing operations. In addition, there is no guaranty that its acquisitions will be successfully completed or, if completed will be financially successful. Thus, any such acquisition could have an adverse effect on the Company’s future liquidity and earnings.

An inability to obtain financing could adversely impact the Company’s ability to expand its operations

In order to achieve the Company’s long-term expansion objectives and to enhance its competitive position in the worldwide toy industry, the Company will need additional financial resources over the next several years. The precise amount and timing of its future financing needs cannot be determined at this time and will depend upon a number of factors, including the demand for its products, the management of its working capital and the nature of companies which the Company plans to acquire. The Company may not be able to obtain additional financing on acceptable terms, or at all. If the Company is unable to obtain sufficient capital, it could be required to curtail its expansion plans.

The Company is dependent upon key personnel whose loss may adversely impact the Company's business

The Company will depend on the expertise, experience and continued services of its senior management employees, including Henry Hu, the chairman and chief executive officer and director of the  Company, Elliot L. Bier, who is vice-chairman and deputy executive officer and a director of the Company, David J. Fremed, who is the chief financial officer of the Company and a director of the Company, and Tania M. Clarke, who is the vice-president and chief financial officer of Grand US and is a senior financial executive of the Company. Each of these individuals has acquired specialized knowledge and skills with respect to the Company and its subsidiaries, and their respective operations and most decisions concerning the business of the Company will be made or significantly influenced by them. The Company does not maintain "key man" insurance on the life of any of these persons. The loss of some of these senior management employees, or an inability to attract or retain other key individuals, could materially adversely affect the Company. Growth in the Company's business is dependent, to a large degree, on the Company’s ability to retain and attract such employees. The Company seeks to compensate and incentivize its key executives, as well as other employees, through competitive salaries, stock ownership and bonus plans, but there can be no assurance that these programs will allow it to retain key employees or hire new key employees. As a result, if any of these individuals were to leave, the Company, the combined company could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience.

The Company may suffer from bad debts and returns of toy products manufactured or sold by the Company

The Company cannot be assured that any customer will not default on a payment of debt. Such a default could have a significant effect on its results. Furthermore, it is industry practice for retailers to hold back payments on slow moving stock or to request markdowns or returns on such stock. In certain instances, where retailers are unable to sell the quantity of products which have been ordered from the Company, the Company may, in accordance with industry practice, assist retailers to enable them to sell such excess inventory by offering discounts or accepting returns. A portion of firm orders, by their terms, may be canceled if shipment is not made by a certain date. There can be no assurance that these defaults, returns and cancellations will not have a material adverse effect on the business, financial condition and results of operations of the Company.

In order to maintain its business, the Company will depend on obtaining and maintaining licenses for the manufacture and distribution of products

The Company has entered into various licenses and royalty agreements in which they pay fees in exchange for rights to the use of product inventions or trademarked names, shapes and likenesses for use in development of its product line. The major licenses that the Company holds are the right to certain Walt Disney Company and Crayola branded products and the right to distribute Toy Biz products in Canada. These agreements generally include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement. There can be no assurance that the Company will be able to meet these projected expectations and may be obligated to pay unearned fees as a result. License and royalty agreements are also mostly for fixed terms and often contain performance-related covenants.  The Company’s licenses for such Walt Disney Company and Crayola branded products are both short-term agreements, expiring in 2006. Similarly, there is no written agreement with Toy Biz to distribute its products. There is no assurance that the Company will be able to maintain or extend the rights to these or other of its existing licenses. The failure to renew these license agreements or any difficulty in entering into other license agreements with other entertainment companies will have an adverse effect on the Company’s business and results of operations.

The Company may fail to make new product introductions in a timely fashion, which could negatively impact its operating results

Once a new product is conceived, the principal steps to the introduction of the product include design, sourcing and testing of components, tooling, and purchase and design of graphics and packaging. At any stage in the process, there may be difficulties or delays in completing the necessary steps to meet the contemplated product introduction schedule. It is, for example, common in new product introductions or product revisions to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture at all, that will typically be corrected or improved over a period of time with continued manufacturing experience and engineering efforts. If one or more aspects necessary for introduction of products are not met in a timely fashion, or if technical difficulties take longer than anticipated to overcome, the anticipated product introductions will be delayed, or in some cases may be terminated. Therefore, no assurances can be given that products will be introduced in a timely fashion. Significant delays in the introduction of, or the failure to introduce, new products or improved products would have an adverse effect on the Company's operating results.

The Company’s operating results may be highly volatile which could have a material adverse impact on the Company’s results of operations

The toy industry is known for a high level of volatility as a result of changing consumer tastes, competition and over-saturation of popular products. Playwell and Grand US have both experienced significant volatility in their results in their past histories. While the Company is expected to diversify its business in the future to reduce volatility, there can be no guarantee that this history of volatility will not continue.

Because the life cycle for toy products is usually very short and consumer preferences are unpredictable, the Company’s business may be adversely affected by its inability to develop or secure the right to distribute new products

The Company’s business and operating results will depend largely upon the appeal of the toy products it manufactures and sells. Consumer preferences in the toy industry are highly subjective, and there can be no assurance that consumers will continue to find existing products of the Company appealing or will find new products introduced by the Company appealing. As a result of changing consumer preferences, many toy products are successfully marketed for only one or two years. The Company’s continued success will depend on the ability of the Company to redesign, restyle and extend its existing toy and fashion accessory products and to develop, acquire the right to, introduce and gain customer acceptance of new products. A decline in the popularity of its existing products and product lines or the failure of new products and product lines to achieve and sustain market acceptance could result in reduced overall revenues and margins, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurances that

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any of the current products or product lines manufactured or sold by the Company will continue to be popular for any significant period of time;

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any new products or product lines subsequently manufactured or sold by the Company will achieve an adequate degree of market acceptance;

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any new product's life cycle will be sufficient to permit the Company to recover development, manufacturing, marketing or other costs of the product;  or

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that retailers will react positively to any new product introduced by the Company.

If the market for new or existing products is less than expected, the Company may build excess quantities of certain products and subsequently may be required to sell inventory of such products at a substantial discount or put inventory provisions in place to mark the value of excess inventory quantities down to their estimated market value.

Finally, Playwell continues to offer a relatively limited range of products that are all in the categories of generic toys in the infant, preschool, and activity toys for younger children. This exposes Playwell to the risks of any narrowly focused business.

The Company may have difficulty retaining or increasing market share because the segments of the toy industry in which Playwell and Grand US operate are highly competitive.

The Company face significant competition in the segments of the toy industry in which they operate. Playwell faces significant competition in the infant and pre-school toy industry. The barriers for new producers to enter into Playwell's markets are relatively low and Playwell expects that it will face increased competition in the future. Some competitors offer products at lower prices, are better established in the industry and are larger than Playwell. In addition, with respect to original design manufacturing, or ODM, and original equipment manufacturing, or OEM, Playwell competes with a number of substantially larger and more experienced manufacturers.

Grand US primarily operates in the rapidly consolidating toy distribution business. Many other companies involved in the toy distribution industry in Canada and the U.S. have greater financial resources, larger sales forces, greater name recognition, larger facilities for product development and products that may be more competitively priced than Grand US products. As a result, some of Grand US' competitors may be able to obtain toy products in greater volume or more lucrative distribution contracts than Grand US can. In addition, as the toy industry consolidates, many retailers have begun to deal directly with toy manufacturers, thereby reducing or eliminating the need for distributors such as Grand US.

The Company may be involved in disputes regarding its ownership and use of intellectual property which, if unsuccessfully defended, may result in the Company being held responsible for payment of substantial amounts of money

From time to time, other companies and individuals may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies or marks that are important to the toy industry generally or to the Company's business specifically. The Company and its subsidiaries will evaluate each claim relating to its products or other aspects of its business and, if appropriate, will seek a license to use the protected technology. There can be no assurance that the Company or its subsidiaries will be able to obtain licenses to intellectual property of third parties on commercially reasonable terms, if at all. In addition, the Company could be at a disadvantage if its competitors obtain licenses for protected technologies on more favorable terms than does the Company. If the Company or their suppliers are unable to license protected technology used in the Company’s products, the Company could be prohibited from marketing those products or may have to market products without desirable features. The Company could also incur substantial costs to redesign its products or to defend any legal action taken against the Company. If the Company’s products or manufacturing methods should be found to infringe protected technology, the Company could be enjoined from further infringement and required to pay damages to the infringed party. Any of the foregoing could have an adverse effect on the results of operations and financial position of the Company.

The Company may not be able to protect its intellectual property

On occasion in the toy industry, successful products are "knocked-off" or copied. While the Company strives to protect its intellectual property, there can be no guarantee that knock-offs will not have a significant negative effect on its business. In addition, intellectual property laws are less developed in China than in the U.S., and historically, China has not protected companies' intellectual property rights to the same extent as the U.S. The costs incurred in protecting the Company’s intellectual property rights could be significant and there is no assurance that they will be able to successfully protect their rights.

The Company may be subject to product liability claims which, if not covered by adequate insurance, could result in the Company becoming responsible for paying substantial amount of damages, which could adversely impact its business, financial condition and results of operations

The Company is subject to product liability claims relating to the products they manufacture and distribute. Since most of Playwell's products are manufactured for infants and pre-school children, safety has been a major concern in the toys that Playwell, in particular, designs, develops and has manufactured. However, the Company cannot assure total safety of its products and therefore can be subject to possible claims for injury or damage, some or all of which may not be covered by insurance. Playwell is not currently, nor has it been in the past, a defendant in any product liability lawsuit. Grand US is currently a defendant in a product liability claim relating to a third party's product which was distributed by Grand US. A successful claim brought against the Company by a customer or a consumer and the adverse publicity that could accompany any such claim could have a material adverse effect on the business, financial condition and results of operations of the Company.

The Company is expected to operate across a number of international borders and may face unanticipated assessments from taxing authorities from these jurisdictions

The Company's operations will involve a significant number of cross-border transactions. The Company is expected to establish provisions for its known and estimated income tax obligations. However, whether through a challenge by one of the many tax authorities in international jurisdictions where the Company and its subsidiaries operate, through the Company's transfer pricing, or through challenges to the Company's claim regarding lack of permanent establishment, or other matters that may exist, the Company could be exposed to possible additional taxation that will not have been accrued.

The Company will be subject to many U.S. regulations when exporting toys into the U.S. that could result in the exclusion of some of its products from U.S. markets

U.S. customers of the Company are and the Company will be subject to the provisions of the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act when importing or producing toys to be sold in the U.S. These laws empower the Consumer Product Safety Commission, or the CPSC, to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude products from the market that are found to be unsafe or hazardous, and can require a recall of such products under certain circumstances. Similar laws exist in some states and cities in the U.S., as well as in foreign jurisdictions. The Company will design and test the products it purchases or manufactures for compliance with regulatory standards, however, there can be no assurance that the Company's products will not be found to violate applicable laws, rules and regulations, which could have a material adverse effect on the business, financial condition and results of operations of the Company. In addition, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that the Company's products will not be marketed in the future in countries with more restrictive laws, rules and regulations, either of which could make compliance more difficult or expensive, and which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company may be subject to tariffs and quotas that could restrict its ability to export products to the U.S.

A substantial portion of the Company's products are expected to be shipped to customers in the U.S. The U.S. may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect the Company's ability to continue to export products to the U.S. at the expected or increased levels. The Company cannot predict what regulatory changes may occur, if any, or the type or extent of any financial impact on the Company that such changes may have in the future. In addition, various forms of protectionist trade legislation have been proposed in the U.S. Adverse changes in tariff structures or other trade policies could have a material adverse effect on the Company's business, financial condition and results of operations.

The market price of the Company’s ADSs is expected to be volatile

Market prices of the securities of toy companies are often volatile and Grand US' historical stock price has reflected this volatility. The trading price of the Company's ADSs may be subject to wide fluctuations.. These broad market and industry fluctuations may result in the decline of the market price of the Company's ADSs, regardless of its operating performance.

The Company expects that the market price of the Company’s ADSs will be, affected by many factors, including:

•

fluctuations in the Company's financial results;

•

the actions of the Company's customers and competitors;

•

new regulations affecting foreign manufacturing;

•

other factors affecting the toy industry in general;

•

announcements of new products by the Company or its competitors;

•

the operating and stock price performance of other companies that investors may deem comparable;

•

news reports relating to trends in its markets; and

•

sales of the Company’s ADSs into the public market.

It may be difficult for the Company’s ADSs to be sold at attractive prices

The Companies ADSs have generally experienced limited liquidity and trading volume and there is no coverage of the Company by analysts and market makers.  This may or may not affect the future performance of the Company’s ADSs. There can be no assurance that a more active trading market for the Company’s ADSs will develop or that, if developed, will be sustained. Further, there is no public market for the ordinary shares of the Company underlying the ADSs. In the past several years, many foreign issuers with market capitalization similar to that of the Company have been unable to sustain an active trading market for their securities. The market price for the Company’s ADSs going forward may be highly volatile, as has been the case with the ADSs and the securities of other companies located in emerging market countries.

In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of any company. These broad market and industry fluctuations may result in the decline of the price of the Company’s ADSs, regardless of its operating performance.

Future sales of the Company’s ADSs by existing shareholders, option holders and warrant holders could result in a decline of the price of the Company’s ADSs

The market price of the Company’s ADSs could decline as a result of sales of a large number of its ADSs into the market, or the perception that these sales could occur. There are currently options and warrants to purchase 1,971,194 of the Company’s ADSs. If and when these options and warrants are exercised, it might have a depressive impact on the market price of the Company’s ADSs. This might make it more difficult for the Company to sell equity securities in the future at a time and at a price that it deems appropriate.

The Company does not expect to pay dividends on its stock

The Company has not paid any cash or other dividends on its ADSs and the Company does not expect to declare or pay any cash dividends in the foreseeable future.

It may be difficult to enforce civil liabilities against the Company

The Company is a Hong Kong company, and a substantial portion of its assets will be located outside the U.S. In addition, certain of the Company's directors and officers are resident outside the U.S., and all or a substantial portion of the assets of such persons are or may be located outside the U.S. As a result, it may not be possible for investors to affect service of process within the U.S. upon such persons, or to enforce against them or the Company judgments obtained in the U.S. courts predicated upon the civil liability provisions of the U.S. securities laws. The availability in Hong Kong, in original actions or in actions for enforcement of judgments of U.S. courts, of remedies provided for under the U.S. securities laws may be subject to the discretion of the Hong Kong courts based on consideration of Hong Kong public policy.

Risks Related to Doing Business in China

The Company is organized and based in Hong Kong, which is part of the People's Republic of China, and the Company is also expected to purchase most of its products from manufacturers in China. The following addresses some of the risks associated with doing business in China.

The Company depends on certain of its related subsidiaries for producing its products. These related subsidiaries have large manufacturing operations in China and interruptions in the production capacity of these related subsidiaries will adversely affect the Company’s business and financial results.

Playwell sources most of its supplies of finished products and moulds for manufacturing from two subsidiaries of Cornerstone. Playwell Industry Ltd. and Zhejiang Playwell Toy Co. Ltd. Both of these companies have their manufacturing facilities in Mainland China. Should the production capacity of any of these companies be interrupted for whatever reason, including risks inherently associated with doing business in Mainland China, the operations of Playwell would be materially affected. The U.S. government is currently reviewing a number of commercial and legal practices widespread in China, such as China's handling of intellectual property and certain of its labor practices, and certain political and military actions taken or proposed by China. If the U.S. ultimately takes negative action against China's exports or its transaction of business with U.S. entities, then the cost of Chinese imports could increase significantly and the ability of Playwell to source its supplies of finished goods and moulds from China may be materially impaired. If the production capacity of any of the companies on which Playwell depends is interrupted for any reason, including the actions described above, there could be an adverse effect on Playwell's ability to develop and supply products until alternative manufacturing arrangements are made on economic, production and operational terms at least as favorable as those currently in effect

Because China does not have a well developed, comprehensive system of laws, it may be difficult for the Company and its subsidiaries to protect or enforce their legal rights

A majority of the Company's assets and operations are located in Hong Kong, but certain of Playwell's related subsidiaries, on which Playwell depends, have large operations in China. For instance, Playwell Industry Ltd. and Zhejiang Playwell Toy Co. Ltd., from which Playwell sources most of its supplies of finished products and moulds for manufacturing, have their manufacturing facilities in Mainland China. While Hong Kong corporate law is based on English law and is well-developed, the Chinese legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system in the U.S. China does not have a well-developed, consolidated body of law governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation.

In addition, the Chinese legal system relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation, discretion and modification, perhaps on a case-by-case basis. As the legal system in China develops with respect to these new types of enterprises, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. Enforcement of existing laws may be sporadic and implementation and interpretation thereof inconsistent. Furthermore, the Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a judgment by a court of another jurisdiction. It is widely believed that China's entry into the WTO should expedite the uniform interpretation and enforcement of laws throughout China. However, there can be no assurance that the Company's current or future activities in China will have a high degree of certainty under China's legal system

If the Company is not able to obtain appropriate governmental support and approvals in China, it may not be able to conduct its business activities as planned.

 The Company's activities in China may by law be subject, in some circumstances, to administrative review and approval by various national and local agencies of the Chinese government. Although the Company believes that the present level of support from local, provincial and national governmental entities enjoyed by the Company benefits the Company’s operations in connection with administrative review and the receipt of approvals, there is no assurance that such approvals, when necessary or advisable in the future, will be forthcoming. The inability to obtain such approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

 If the Exchange Rate for the Hong Kong Dollar ceases to be fixed against the U.S. Dollar, the Company would be subject to potentially significant adverse exchange rate risks

The Hong Kong dollar has remained relatively constant against the U.S. dollar due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. One U.S. dollar is pegged to $7.80 HK dollar under that system. There can be no assurance that the historical currency peg of the Hong Kong dollar to the U.S. dollar will be maintained in the future. Because the Company's corporate headquarters are located in Hong Kong, a large proportion of the Company's administrative and business expense are denominated in Hong Kong dollars and a large proportion of its revenues is expected to be in U.S. Dollars from the sale of toy products to the U.S. Should the currency peg cease to be maintained and the exchange rate between the Hong Kong dollar and the U.S. dollar be allowed to float, the Company's business and results of operations may be negatively impacted.

A change in currency exchange rates could increase the Company's costs relative to its revenues

The Company's sales are expected to be mostly denominated in U.S. dollars or Euros. The majority of the Company's expenses are expected to be denominated in Hong Kong dollars, followed by Chinese renminbi, the currency of Mainland China, Euros and U.S. dollars. The Company is also expected to generate revenues, expenses and liabilities in other currencies such as Singapore dollars and New Taiwan dollars. As a result, the Company will be subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. Fluctuations in the exchange rate of the U.S. dollar against the respective foreign currencies could have a significant impact on the Company's revenues, results and financial condition. A rise in the value of the foreign currencies relative to the U.S. dollar will increase the Company's relative production costs and decrease the relative value of its revenue, thereby reducing its operating margins. Furthermore, should the U.S. dollar weaken, the Company's products could become more expensive in the U.S. even if the prices of the products in Hong Kong dollars remain unchanged, which could further adversely affect the Company's revenues. Currently, the Company has not entered into agreements or purchase instruments to hedge its exchange rate risks.

Effects of Inflation

The Company does not believe that inflation has had a significant impact on its financial position or results of operations in the past three years.

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment.  This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25.  This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions.  Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.  If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.  This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.  In accordance with the standard, the Company will adopt SFAS No. 123R effective July 1, 2005.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach.  Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption.  Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required.  Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123.  Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted.  The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested.  The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in (p) above pursuant to the disclosure requirements of SFAS No. 148.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets –An Amendment of APB Opinion No. 29.  SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-Monetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Early application of the SFAS No. 153 is permitted. The provisions of this Statement shall be applied prospectively.  In accordance with the standard, the Company will adopt SFAS No. 153 effective July 1, 2005.

Item 3.   Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to certain market risks, which arise from transactions entered into the normal course of business.  The Company’s primary exposures are changes in interest rates with respect to its debt and foreign currency exchange fluctuations.

INTEREST RATE RISK     The interest payable on the Company’s revolving lines-of-credit are variable based on the prime rate, and therefore, affected by changes in market interest rates. The Company does not use derivative financial instruments.

FOREIGN CURRENCY RISK

     While the Company’s product purchases are transacted in United States dollars; most transactions among the suppliers and subcontractors are effected in Hong Kong dollars, where most of the Companies’ products are manufactured.  Accordingly, fluctuations in Hong Kong monetary rates may have an impact on the Company’s cost of goods.  Furthermore, appreciation of Chinese currency values relative to the Hong Kong dollar could increase the cost to the Company of the products manufactured in the People’s Republic of China, and thereby have a negative impact on the Company.  As well since a portion of the Company’s sales are in Canadian dollars, the Company is at risk with regards to the conversion of Canadian dollars to US dollars to pay its suppliers.  Therefore, fluctuations in conversion rates may have an impact on the Company.  The Company may use derivative financial instruments solely to hedge the effects of such currency fluctuations.

Part II: Other Information

Item 1. Legal proceedings

Grand Toys Ltd., an indirect Canadian subsidiary of the Company was named in two lawsuits by former sales agents, dated June 12, 2000 and April 15, 2004.  In January 2005, the Company settled the latter claim for $291,181.  The settlement was recorded in the December 31, 2004 results.  In the opinion of management, it is difficult to ascertain or estimate the value of a settlement if any of the remaining claim.

On May 21, 2003, Grand US was named in a lawsuit for an alleged defective product causing personal injury.  Grand US was acting as an agent for the vendor of the alleged defective product.  This case was settled in February 2005 and the settlement is covered by insurance.

The Company believes that the ultimate resolution of the claim will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

Item 2. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

The following securities were issued on:

August 16, 2004:

•

5,580,244 ADS representing beneficial ownership of 5,580,244 ordinary shares were issued as a result of the acquisition of Grand Toys International Inc., and

•

10,000,000 ADS representing 10,000,000 ordinary shares were issued to Centralink Investments Limited, of which 5,000,000 were issued in exchange for the shares of Playwell international Limited

December 2004:

7,038 ADSs representing 7,038 ordinary shares were issued upon exercise of stock options.

January 2005:

2,000 ADSs  representing 2,000 ordinary shares were issued upon exercise of stock options.

March 2005:

•

250 ADSs  representing 250 ordinary shares were issued upon exercise of stock options.

•

582,730 ADSs representing beneficial ownership of 582,730 ordinary shares were issued as a result of the Company’s acquisition of IPI.

April 15, 2005:

•

2,000,000 series a convertible preference shares issued in exchange for the exchangeable note.

•

52,175 ADS issued in lieu of a cash payment of accrued interest on the exchangeable note.

Item 4. Submission of Matters to a Vote of Security Holders:

On April 15, 2005, the Company held its 2004 annual meeting of stockholders.  At the meeting, the following actions took place:

At the meeting, all matters submitted to the shareholders were overwhelmingly approved, including the following:

1.

The approval of Grand’s consolidated financial statements for the years ended December 31, 2004, December 31, 2003 and December 31, 2002, as audited by Deloitte Touche Tohmatsu with 16,172,262 votes cast in favor and nil against. There were no abstentions;

2.

The shareholders re-elected as directors of Grand of Henry Hai Lin Hu and Elliot L. Bier, and elected as directors of David J. Fremed, Allen S. Perl and Douglas Van.  Messrs. Perl and Van were nominated for election by Centralink Investments Limited.

Director Name	For	Against	Withheld	Abstain

Henry Hai Lin Hu	16,172,112	150	n/a	n/a
Elliot L. Bier	16,172,112	150	n/a	n/a
David J. Fremed	16,172,112	150	n/a	n/a
Allen S. Perl	16,172,112	150	n/a	n/a
Douglas Van	16,172,112	150	n/a	n/a

3.

The ratification of payments and options granted to the directors and an executive officer in 2004 with 16,171,956 votes cast in favor and 306 against. There were no abstentions;

4.

The appointment of Deloitte Touche Tohmatsu as independent public accountants of Grand to audit and report on the consolidated financial statements of Grand for the fiscal year ending 31st December, 2005 with 16,172,262 votes cast in favor and nil against. There were no abstentions;

5.

The approval of the issuance of 2,000,000 series A preference shares to Centralink Investments Limited in exchange for Grand’s exchangeable note in the aggregate principal amount of US$7,675,000 and the issuance of Grand ADSs upon any subsequent  conversion of the series A preference shares into Grand ADSs with 16,172,231 votes cast in favor and 31 against. There were no abstentions;

6.

The approval of the issuance of ordinary shares with 16,171,918 votes in favour and 344 against. There were no abstentions;

7.

The approval of amendments to the Articles of Association of the Company eliminating the requirement of a staggered board with 16,172,137 votes in favor and 125 against. There were no abstentions;

8.

The adoption of the Company’s 2004 Stock Option Plan with 16,172,074 votes in favour and 188 against. There were no abstentions; and

9.

The approval to increase the maximum size of the Board of Directors from five to ten persons with 16,172,137 votes in favor and 125 against. There were no abstentions.

GRAND TOYS INTERNATIONAL LIMITED

Signatures

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2005

GRAND TOYS INTERNATIONAL LIMITED.

By: /s/ Henry Hai Lin Hu
Henry Hai Lin Hu
Chief Executive Officer and Chairman of the Board